GULFSIDE SUPPLY, INC. SUCCESSFULLY COMPLETES CASH TENDER

OFFER FOR SHARES OF EAGLE SUPPLY GROUP, INC.

FOR IMMEDIATE RELEASE

CONTACT:

James S. Resch, President and CEO

Gulfside Supply, Inc.

Tel: (813) 636-9808

Fax: (813) 207-0143

www.gulfsidesupply.com

TAMPA, FLORIDA — September 22, 2004 — Gulfside Supply, Inc. (“Gulfside”) announced today successful completion of the cash tender offer (the “Offer”) by Gulfco Acquisition, Inc., a wholly owned subsidiary of Gulfside (“Gulfco”), for the outstanding shares of common stock of Eagle Supply Group, Inc. (“Eagle”) (Nasdaq SmallCap: EEGL; BSE: EGL) at $2.20 net per share, without interest. The Offer expired at 12:00 midnight, New York City time, on Tuesday, September 21, 2004.

According to SunTrust Bank, which is serving as the Depository in connection with the Offer, as of September 21, 2004, 9,563,553 shares of Eagle common stock, representing approximately 93.2% of the outstanding shares of Eagle common stock, were validly tendered into the Offer and not withdrawn pursuant to the Offer. Gulfside, through Gulfco, has accepted for payment all shares validly tendered and not withdrawn in the Offer.

Gulfside intends to effect a merger of Eagle with and into Gulfco on September 22, 2004, or as soon as practicable thereafter. The merger will be consummated without a vote or meeting of Eagle stockholders, in accordance with Delaware law. In the merger, each of the remaining shares of Eagle common stock, other than shares held by stockholders who properly exercise appraisal rights under Delaware law, will be converted into the right to receive $2.20 in cash, without interest. Eagle stockholders who hold their stock certificates will receive notice in the mail regarding the process to surrender their shares for the cash payment. Eagle stockholders whose shares are held by banks or brokers will receive information about their holdings from those institutions.

In connection with the merger, all outstanding stock options and warrants of Eagle will be cancelled, and each holder of an outstanding stock option or warrant to purchase shares of Eagle common stock at an exercise price of less than $2.20 per share will, assuming such option or warrant has not been exercised prior to completion of the merger, receive a cash payment equal to the difference between the exercise price that would have been paid by such holder and the offer price of $2.20 per share.

Financing for the transaction is being provided by Bank of America Business Capital.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Eagle. The Offer is being made pursuant to a tender offer statement and related materials. Eagle stockholders are advised to read the tender offer statement regarding the acquisition of Eagle, which was filed by Gulfside and Gulfco with the U.S. Securities and Exchange Commission (“SEC”), and the related solicitation/recommendation statement, which was filed by Eagle with the SEC. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement contain important information that should be read carefully before any decision is made with respect to the Offer. These documents and others filed by Gulfside, Gulfco, and Eagle with the SEC are available free of charge at the SEC’s web site at http://www.sec.gov. The tender offer statement and solicitation/recommendation statement may also be obtained free of charge by directing a request by mail to Georgeson Shareholder, 17 State Street, 10th Floor, New York, New York 10004, or by calling toll-free (866) 432-2786.

For more information, please contact the Information Agent for the Offer, Georgeson Shareholder, at (866) 432-2786 or (212) 440-9800.

Note About Forward-Looking Statements

In addition to historical information, this press release contains “forward-looking statements.” These forward-looking statements relate to expectations concerning matters that are not historical fact, and are subject to risks and uncertainties, including, without limitation, the timing and ultimate completion of the announced transaction, general economic conditions and other factors. These forward-looking statements are based largely on our current expectations, assumptions, plans, estimates and judgments, and they involve inherent risks and uncertainties.

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